

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 6, 2016

Eugene Wong
Chief Executive Officer
EliteSoft Global Inc.
18582 N.W. Holly Street
Unit 202
Beaverton, Oregon 97006-7014

Re: EliteSoft Global Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 8, 2016
File No. 333-213189

Dear Mr. Wong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that on pages 4 and 13, you state that the Selling Shareholders may sell their shares at prevailing market prices should a market develop. Because you are not eligible to conduct a primary offering on Form S-3, you do not appear to be eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Accordingly, please revise the terms of your offering to provide that all offers and sales will be made at the disclosed fixed price for the duration of the offering and make conforming changes to your prospectus. If you disagree, please provide us with a detailed legal analysis as to why this offering is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

3. We note that you estimate your total offering costs to be approximately $15,000. This disclosure appears to be inconsistent with your disclosure in Item 13 that the estimated total expenses to be incurred in connection with the offering are $24,520.84. Please revise your disclosure for consistency.

Prospectus Summary and Risk Factors, page 7

4. We note that you have included the description of your business in your prospectus summary. Please note that the prospectus summary should not include all of the detailed information in the prospectus. Accordingly, please amend your disclosure to include a separate and distinct section describing the development of your business. Please refer to Item 101 and Item 503(a) of Regulation S-K.

Corporate History, page 8

5. You disclose that after acquiring all of the outstanding shares of Andes 3, EliteSoft Asia "proceeded to vote its shares in approving a change in control . . . ." Please enhance your disclosure to provide additional detail about how the change in control was effected, and to whom the shares originally held by EliteSoft Asia were transferred. Please refer to Item 101(h)(3) of Regulation S-K.

Customers, Distribution and Marketing, page 10

6. We note your disclosure on page F-11 that during the six months ended June 30, 2016, one customer accounted for 95% of the Company's revenue and that the loss of such customer could have an adverse effect on the Company's business and results of operations. Accordingly, please revise your narrative description of the Company's business to disclose the dependence of your business upon a single customer. Refer to Item 101(c)(1)(vi) of Regulation S-K. Additionally, to the extent revenue derived from this customer is generated under a contract to which you are a party; please file this contract as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

7. Please disclose an estimate of the amount you spent during each of the last two fiscal years on research and development activities, and the extent to which the cost of such activities is borne by your customer. Refer to Item 101(h)(4)(x) of Regulation S-K.

Summary Financial Information, page 14

8. You refer to "the following table" and "the following financial data" in the second paragraph. Please revise your disclosure to the extent necessary as your present disclosure does not include a table of financial information or other financial data.

Risk Factors, page 16

9. We note your risk factor on page 20 regarding the dilutive impact of additional financings. Please revise this risk factor to disclose the possible dilutive impact of the convertible loan referenced on page 42.

10. Please include a risk factor regarding your lack of profitable operations in recent periods and the fact that your independent auditor's report expresses substantial doubt about your ability to continue as a going concern. Please refer to Item 503(c) of Regulation S-K.

11. To the extent your officers and directors do not reside in the United States, please add a risk factor disclosing that it may not be possible for investors to effect service of process within the United States upon such person or to enforce against such person judgments obtained in United States courts predicated upon the liability provisions of the U.S. federal securities laws.

Risks Related to Our Common Stock, page 21

12. We note your disclosure that certain factors may cause the market price of your common stock to fluctuate significantly. Please clarify how changes in the nuclear power industry, changes in investors' perceptions of the nuclear power industry, and changes in the market valuations of "other radiation detection and related companies" will impact the price of your common stock as an information technology, web systems integration, and applications solutions company.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the three and six months ended June 30, 2016 and 2015, page 29

13. You disclose that total revenue for the six months ended June 30, 2016 was $1,070,685 compared to $5,963 for the six months ended June 30, 2015, and that the increase in total revenue of approximately $1,064,722 was attributable to completion of over 50% of the major contract secured in the first quarter of 2016. Please expand your disclosure to describe the major contract to which you refer. Please include a discussion of whether you expect to continue to acquire similar contracts, and whether this contract is indicative of future performance. Please refer to Item 303(a)(3)(i)-(ii) and Instruction 3 to paragraph 303(a) of Regulation S-K.

14. Please tell us how you account for retainer fees and the basis in GAAP for your accounting, including the recognition of the retainer fee disclosed in the third paragraph under the table.

15. Please include a discussion of income taxes and effective tax rates for the three and six months ended June 30, 2016 and 2015.

Liquidity and Capital Resources, page 30

16. Please identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. If a deficiency is identified, please indicate the course of action you have taken or propose to take to remedy the deficiency. Also, please identify and describe internal and external sources of liquidity and any material unused sources of liquidity. Please refer to Item 303(a)(1) of Regulation S-K.

17. We note your disclosure in risk factors that you will require additional capital over the next twenty-four months to fund your business plans. Please discuss the sufficiency of your liquidity and capital resources, on both a long-term and short-term basis, and your ability to continue in business as a going concern. In doing so, please disclose whether your liquidity and cash resources are sufficient to fund your plan of operations for the next year or discuss the additional capital you will be required to raise to fund your plan of operations for the next twelve months.

Critical Accounting Policies, page 31

18. It appears that you intended to provide disclosure of the risks and uncertainties related to your critical accounting estimates. However, your discussion of income taxes does not discuss the material implications of uncertainties associated with the methods, assumptions, and estimates underlying income tax measurements. In addition, it appears there are other critical accounting estimates such as those related to doubtful accounts receivable and revenue recognition which could be material due to the level of sensitivity and judgment necessary to account for uncertain matters or the susceptibility of such matters to change. Please expand your disclosure to discuss accounting estimates where the nature of the estimates or assumptions are material due to their levels of subjectivity and judgment necessary to account for uncertain matters or the susceptibility of such matters to change and where the impact of the estimates and assumptions on financial condition or operating performance is material. Please refer to Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No 33-8350.

19. You disclose in the last paragraph that you have irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(B) of the JOBS Act. This disclosure appears to be inconsistent with your

disclosure on page 16 where you state you have elected not to opt out of the transition period. Please revise your disclosure as applicable.

Security Ownership of Certain Beneficial Owners and Management, page 35

20. Please note that the definition of beneficial ownership under Item 403 of Regulation S-K includes natural persons and entities with direct or indirect voting or investment power over the shares. In this regard, please identify the person or persons with voting or investment power over the shares held by Elite Soft Asia.

Description of Securities

Convertible Securities, page 41

21. You disclose that you have not issued and do not have any securities convertible into common shares. This disclosure appears to be inconsistent with your disclosure in the related party footnotes to the financial statements where you disclose that the stockholder loan is convertible on demand. Please revise your disclosure for consistency.

Certain Relationships and Related Party Transactions, page 42

22. We note your disclosure on page 42 that Mr. Ee Chang Ku has advanced the Company $50,000. Please enhance your disclosure to explain the basis on which Mr. Ee Chang Ku is a "related person." Please include a description of Mr. Ku's position(s) or relationship(s) with, or ownership in, a firm, corporation, or other entity that is a party to, or has an interest in, the transaction, if any such position, relationship, or ownership exists. Please refer to Item 404 of Regulation S-K.

Selling Stockholders, page 43

23. Please disclose the nature of any position, office, or other material relationship that each selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates, as required by Item 507 of Regulation S-K. In addition, please describe how the Selling Shareholders acquired their shares. Please refer to Regulation S-K Compliance and Disclosure Question 140.02.

Experts, page 45

24. Malone Bailey, LLP audited your financial statements as of and for the year ended December 31, 2015. Anton & Chia, LLP audited your financial statements as of and for the period from June 23, 2014 to ended December 31, 2014. Please revise your disclosure accordingly.

Financial Statements

Condensed Statements of Operations, page F-2

25. We note your disclosure in Note 6 on page F-11 that other income represents the reversal of stock-based compensation previously recorded. Please tell us your basis in GAAP for classifying the reversal as other income as opposed to inclusion in income (loss) from operations.

Notes to Condensed Financial Statements

General

26. Please disclose the reasons for the variation in the customary relationship between income tax expense and pretax accounting income. Please refer to ASC 740-270-50-1.

5. Related Party Transactions, page F-10

27. It appears that the note disclosed in the first paragraph is contingently convertible into shares of restricted common stock. As such, please refer to ASC 505-10-50-6 and disclose the significant terms of the conversion features of the contingently convertible security including the following:

- Events and changes in circumstances that would cause the contingency to be met and any significant features necessary to understand the conversion rights and timing of those rights;

- How the conversion price will be determined and whether the note is convertible into a fixed or variable number of shares; and

- Events or changes in circumstances, if any, that could adjust or change the contingency, conversion price or number of shares, including significant terms of those changes and the manner of settlement upon conversion and any alternative settlement methods.

In addition, please provide similar disclosures in Note 3 on page F-23 and file the note agreement as an exhibit to the registration statement.

Finally, please tell us whether the convertible note is considered indexed to your common stock and the basis in GAAP for your conclusion. Please refer to ASC 815-40-15.

4 – Stockholders' Equity

Common Stock, page F-23

28. We note your disclosure that EliteSoft Asia Sdn Bhd ("ESA") purchased 10,000,000 shares representing 100% of your issued and outstanding shares from Mr. Chiang, your sole director and shareholder, on February 20, 2015. We also note your disclosure under the Corporate History heading on page 8 that: (a) on February 27, 2015 EliteSoft Asia Bhd Sdn (Elite Soft Asia) purchased 10,000,000 shares of your common stock, which constituted all issued and outstanding shares; and (b) on March 16, 2015 Elite Soft Asia proceeded to vote its shares in approving a change in control and the amendment to its articles of incorporation changing the name of the Company to EliteSoft Global Inc. Please confirm to us that the February 20, 2015 and February 27, 2015 transactions were separate transactions and that Elite Soft Asia and ESA are different entities.   In addition, please explain to us and expand your disclosure to clarify the following:

- the operations, assets and ownership of Elite Soft Asia and ESA prior to each of the transactions;

- which transaction resulted in the change in control and why and how the transaction resulted in a change in control;

- how you accounted for the change in control and the basis in GAAP for your accounting; and

- how ESA and your current officers and directors became the owners of your common stock.

Recent Sales of Unregistered Securities, page 50

29. We note your disclosure that on February 20, 2015, Richard Chiang entered into a Share Purchase Agreement pursuant to which he agreed to sell 10,000,000 shares of the Company's common stock to EliteSoft Asia Sdn Bhd. Please expand your disclosure to include the consideration received by Mr. Chiang in exchange for his shares. Please refer to Item 701 of Regulation S-K.

30. Please also disclose the June 2015 issuance of 2,000,000 shares to Elite Soft Asia in this section, or tell us why you are not required to do so. Please refer to Item 701 of Regulation S-K.

Signatures, page 52

31. The registration statement should be signed by the registrant, its principal executive officer, its principal financial officer, its controller or principal accounting officer and by

at least a majority of the board of directors or persons performing similar functions. Please refer to the signature page of Form S-1 and Instructions 1 and 2.

Exhibit 23.2 – Consent of Independent Auditor

32. Please note that new consents are required (a) whenever any change, other than typographical, is made to the financial statements, (b) for an amendment if there have been intervening events since the prior filing that are material and (c) prior to the effectiveness of the registration statement if an extended period of time since the last filing, which is generally more than 30 days. Please update the consents as necessary.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Stringer, Staff Accountant, at 202-551-3272 or William Thompson, Accounting Branch Chief, at 202-551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at 202-551-2545, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products